Exhibit 99.1

Sun Life Financial Inc. (the “Corporation”)

Annual Meeting of Common Shareholders

May 18, 2011

Report on Voting Results

National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	240,770,750	99.58	1,021,977	0.42
Richard H. Booth	240,136,774	99.32	1,655,953	0.68
Jon A. Boscia	240,463,125	99.45	1,329,602	0.55
John H. Clappison	241,127,728	99.72	664,999	0.28
David A. Ganong, CM	241,126,101	99.72	666,626	0.28
Martin J. G. Glynn	240,560,874	99.49	1,231,853	0.51
Krystyna T. Hoeg	240,121,570	99.31	1,671,157	0.69
David W. Kerr	240,979,802	99.66	812,925	0.34
Idalene F. Kesner	240,673,526	99.54	1,119,201	0.46
Mitchell M. Merin	241,083,293	99.71	709,434	0.29
Ronald W. Osborne	240,131,013	99.31	1,661,714	0.69
Hon. Hugh D. Segal, CM	240,985,606	99.67	807,121	0.33
Donald A. Stewart	240,695,071	99.55	1,097,656	0.45
James H. Sutcliffe	240,168,273	99.33	1,624,454	0.67

Appointment of Auditor

Deloitte & Touche LLP was appointed as Auditor of the Corporation.

Votes For	%	Votes Withheld	%
252,499,232	99.42	1,465,684	0.58

Non-Binding Advisory Vote on Executive Compensation

An advisory vote on the Corporation’s approach to executive compensation disclosed in the Management Information Circular dated March 21, 2011 was held.

Votes For	%	Votes Against	%
234,443,739	96.96	7,346,315	3.04

/ s / “Joan M. Wilson”
Joan M. Wilson Vice-President and Corporate Secretary